Exhibit 4.7

AGREEMENT

        THIS AGREEMENT is entered into as of the 30th day of June, 2004 between AREL COMMUNICATIONS & SOFTWARE LTD., an Israeli corporation (“Arel”) and GEORGE P. MORRIS (“Mr. Morris”), under the following circumstances:

        A.        Mr. Morris has been previously employed for many years by The Iams Company as Senior Vice President and Chief Financial Officer. Mr. Morris currently serves as a Board Member of Arel and Chairman of its Investment Committee. The Board of Directors of Arel has elected Mr. Morris as the Chairman of the Board of Arel.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, it is hereby agreed as follows:

        Section 1. Term. Unless sooner terminated as provided in Section 9, the term of this Agreement (the “Term”) shall commence as of July 1, 2004 and shall expire on June 30, 2007; provided, however, that the Term shall be automatically extended on June 30, 2007 and on each June 30 thereafter (each a “Renewal Date”) for an additional one year period unless, at least six (6) months prior to any Renewal Date, either Mr. Morris or Arel gives written notice (a “Nonrenewal Notice”) to the other that the Term will not be so extended on such Renewal Date and, in such event, the Term shall expire on such Renewal Date. Arel agrees to use its best efforts to obtain any requisite shareholder approval of this Agreement as soon as possible.

        Section 2. Chairman of the Board.

        (a)        Election. During the Term, Mr. Morris shall serve as the Chairman of the Board of Arel, provided Mr. Morris is elected by Arel’s shareholders to serve as a Director. Mr. Morris hereby agrees to serve in such capacity and, if requested and in Mr. Morris’s sole discretion, to also serve as a member of other committees of the Board of Directors of Arel or as a director of other subsidiaries of Arel. Arel agrees to use its best efforts to nominate Mr. Morris as a Director of Arel to its shareholders so that he serves as a Director of Arel at all times during the Term.

        (b)        Duties. In his capacity as Chairman of the Board of Arel, Mr. Morris shall perform such duties as may be required by law or Arel’s Articles of Association or as may be reasonably assigned to him from time to time by the Board of Directors of Arel. While Mr. Morris shall devote such time and attention as shall be necessary to perform his duties hereunder, the parties acknowledge that Mr. Morris’s engagement hereunder is not fulltime and that he has other active business interests and engagements.

        (c)        Compensation. For his services under this Section 2, Mr. Morris shall receive a retainer fee at the quarterly rate of Twenty-One Thousand Two Hundred and Fifty U.S. Dollars (US$21,250), payable in advance on the first business day of July, October, January and April during the Term (the first of such payments to be made in arrears upon the effectiveness of this Agreement). During each quarter of the Term, the quarterly fee shall be adjusted upward to equal twice the fee paid in cash to any other director of Arel but shall not be adjusted to exceed the annual rate of One Hundred Thousand U.S. Dollars (US$100,000).

        (d)        Stock Options. Within seven (7) days after the effectiveness of this Agreement, Arel shall grant Mr. Morris options to purchase 150,000 ordinary shares of Arel at a purchase price equal to the closing price of Arel shares on the date of grant. Such options shall vest in three installments of 50,000 shares each on June 30, 2005, 2006 and 2007 and shall be subject to the terms and conditions of an option agreement to be entered into between Arel and Mr. Morris and, as to be agreed to between the parties, subject to one of Arel’s existing stock option plans or an option plan to be adopted by Arel.

        Section 3. Place of Performance. In performing his duties under this Agreement, Mr. Morris shall not be required to be physically located within Israel and Mr. Morris may perform such duties from such locations as Mr. Morris may determine from time to time.

        Section 4. Expenses. Arel shall reimburse Mr. Morris for all reasonable out-of-pocket expenses (including travel expenses) incurred by him in connection with the performance of his duties hereunder, including, but not limited to, expenses relating to the purchase, set up and maintenance of new office equipment as Mr. Morris may reasonably request from time to time.

        Section 5. Relationship of Parties. In the performance of his duties hereunder, Mr. Morris’s relationship to Arel shall be that of an independent contractor and not that of an employee. Mr. Morris shall be solely responsible for and shall pay all applicable federal, state, local or other self-employment and income taxes applicable to the compensation payable to him hereunder. Arel may withhold such taxes as shall be required to be withheld pursuant to applicable law or regulation with respect to any amounts payable or benefits granted to Mr. Morris under this Agreement.

        Section 6. Confidentiality. During the Term and indefinitely thereafter, Mr. Morris shall keep and hold all confidential, nonpublic and proprietary information (including, without limitation, any information which may constitute a “trade secret”) of, or relating to, Arel or any of its subsidiaries or affiliates in strict confidence.

        Section 7. Indemnification. Arel undertakes to amend its Articles of Association to provide for the exemption (ptor) and indemnification (Shipui) of Mr. Morris in connection with the performance of his duties hereunder to the full extent that Arel is permitted to exempt and indemnify a director and officer under Israeli law. Arel shall at all times cause Mr. Morris to be included, in his capacities as a director or officer of Arel, as a named insured under all directors’ and officers’ liability insurance coverage (or similar insurance coverage) maintained by Arel from time to time.

        Section 8. Other Activities. Nothing contained herein shall prevent Mr. Morris from engaging in other business, civic, charitable or industry activities so long as such other activities do not unreasonably interfere with the performance of his duties hereunder.

        Section 9. Termination.

        (a)        Death. This Agreement shall terminate automatically upon Mr. Morris’s death during the Term.

        (b)        By Arel. Arel may terminate this Agreement during the Term on account of Mr. Morris’s Disability or for Cause.

        (c)        By Mr. Morris. Mr. Morris may terminate this Agreement during the Term for Good Reason.

        (d)        Change of Control. This Agreement shall terminate automatically upon the consummation of a Change of Control during the Term.

        (e)        Notice of Termination. Any termination of this Agreement pursuant to Section 9(b), (c) or (g) shall be communicated by a Notice of Termination. For this purpose, a “Notice of Termination” means a written notice given by Arel to Mr. Morris or by Mr. Morris to Arel which (i) indicates the specific termination provision(s) relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination and (iii) specifies the Date of Termination.

        (f)        Failure to Obtain Approvals. This Agreement shall terminate unless any requisite shareholder approval has been obtained by Arel by December 31, 2004; subject to extension by Mr. Morris in his sole discretion.

        (g)        Removal as Director and Chairman. In the event that during the Term, Mr. Morris is not elected as a Director and Chairman of the Board (or is removed as a Director or Chairman of the Board), then unless Mr. Morris and Arel thereupon mutually agree otherwise, Mr. Morris may terminate this Agreement.

        Section 10. Obligations of Arel Upon Termination.

        (a)        Generally. Upon termination of this Agreement for any reason (including, without limitation, by reason of the expiration of the Term), Arel shall pay to Mr. Morris in cash or cashier’s check not later than the fifteenth day after the Date of Termination the amount of any compensation payable to Mr. Morris pursuant to Section 2 through the Date of Termination to the extent not theretofore paid.

        (b)        Severance Benefits Upon Termination in Certain Events. In addition to the payments and benefits provided for in Section 10(a), if this Agreement is terminated prior to the expiration of the Term (i) by Mr. Morris pursuant to Section 9 (c); (ii) by Arel other than pursuant to Section 9 (b); or (iii) because of the consummation of a Change of Control pursuant to Section 9 (d), then:

                (i)        Arel shall pay to Mr. Morris as severance compensation in a lump sum in cash or cashier’s check not later than the fifteenth day after the Date of Termination an amount equal to the aggregate amount of the annual fees which would have been payable to Mr. Morris pursuant to Section 2 during the remainder of the Term had this Agreement not been terminated; and

(ii) all of Mr. Morris’s options to purchase ordinary shares of Arel shall be deemed to be vested and exercisable in full as of the Date of Termination.

        (c)        No Mitigation. The benefits provided under Section 10 shall not be treated as damages, but rather shall be treated as severance compensation to which Mr. Morris is entitled under the terms and conditions set forth herein. Mr. Morris shall not be required to mitigate the amount of any benefit provided for in Section 10 by seeking employment or otherwise.

        (d)        Survival. Sections 4, 5, 6, 7, 9, 10, 13 and 14 shall survive termination of this Agreement.

        Section 11. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

        “Cause” means only (i) the commission of a felony, (ii) embezzlement, (iii) the illegal use of drugs, or (iv) breach of obligations of confidentiality or fiduciary duties. Notwithstanding the foregoing, “Cause” shall not be deemed to exist unless and until there shall have been delivered to Mr. Morris a copy of a resolution duly adopted by the Board of Directors, which is confirmed in writing as agreed to by not less than three-fourths of the number of directors of Arel then in office (after reasonable notice to Mr. Morris and an opportunity for Mr. Morris, together with his counsel, to be heard at a meeting of the Board of Directors of Arel called and held for that purpose), finding that in the good faith opinion of such directors Mr. Morris was guilty of conduct set forth in any of clauses (i)-(iv)and specifying the particulars thereof in detail.

        “Change of Control” means any change in control of Arel of a nature that would be required to be reported in response to Item 6 (e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), or any similar law of the State of Israel that is applicable to Arel; provided that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any ‘person’ (as such term is defined in Sections 13 (d) and 14 (d) (2) of the Exchange Act; hereafter, a ‘Person’) other than existing shareholders of Arel that directly or indirectly hold more than 20% of the voting rights in Arel as of the date hereof, after the date hereof becomes or consummates a tender offer to become the beneficial owner, directly or indirectly, of securities of Arel representing 34% or more of the combined voting power of the then outstanding securities of Arel; (ii) Arel enters into an agreement to merge or consolidate itself, or an agreement to consummate a ‘combination’ or ‘majority share acquisition’ in which it is the ‘acquiring corporation’ and in which shareholders of Arel as the case may be, immediately prior to entering into such agreement, will beneficially own, immediately after the effective time of the merger, consolidation, combination or majority share acquisition, securities of Arel or any surviving or new corporation, as the case may be, having less than 50% of the ‘voting power’ of Arel or any surviving or new corporation, as the case may be, including ‘voting power’ exercisable on a contingent or deferred basis as well as immediately exercisable ‘voting power’; (iii) Arel enters into an agreement to sell, lease, exchange or otherwise transfer or dispose of all or substantially all of its assets to any Person other than to a wholly owned subsidiary; but not including a mortgage or pledge of assets granted in connection with a financing or (iv) any transaction referred to in (ii) or (iii) above is consummated.

        “Date of Termination” means (a) if this Agreement is terminated pursuant to Section 9(b), 9 (c) or pursuant to Section 9(g), the date specified in the Notice of Termination (provided that such date shall not exceed 60 days from the date of the Notice of Termination) or (b) if this Agreement is terminated for any other reason (including, without limitation, by reason of the expiration of the Term or the consummation of a Change of Control), the date of such termination.

        “Disability” means the inability of Mr. Morris to perform his duties hereunder for a period of three consecutive months because of physical or mental illness or other physical or mental disability or incapacity.

        “Good Reason” means: (a) other than in connection with the termination of this Agreement pursuant to Section 9(a) or 9(b) or by reason of the expiration of the Term, the assignment to Mr. Morris, without his consent, of any duties inconsistent with the duties contemplated by Section 2; (b) if, during the pendency of a Change of Control, Mr. Morris determines in good faith that, due to such Change in Control, he is not able to effectively discharge his duties hereunder; (c) the termination of this Agreement by Arel without satisfying any of the applicable requirements therefore set forth herein; or (d) any material breach by Arel of this Agreement.

        Section 12. Successors. This Agreement is personal and shall not be assignable by either Arel or by Mr. Morris (otherwise than by will or the laws of descent and distribution) without prior written consent of the other party.

        Section 13. Legal Expenses. Arel shall reimburse Mr. Morris in full for all legal fees and expenses reasonably incurred by him in connection with this Agreement and in the performance of his responsibilities hereunder (including, without limitation, any such fees and expenses incurred in connection with the preparation and negotiation of this Agreement; or in contesting or disputing any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided herein, provided a court finds for Mr. Morris.

        Section 14. General Provisions.

        (a)        Notices. All notices required or permitted to be given under this Agreement shall be in writing and shall be mailed (postage prepaid by either registered or certified mail) or delivered, if to Arel, addressed to Arel Communications & Software, Ltd., 22 Einstein St., Park Hamadah, Kiryat Weizmann, Nes Ziona, 74140, Israel, Attention: the Board of Directors and the Chief Executive Officer, with a copy to: David H. Schapiro, Adv., Yigal Arnon & Co., One Azrieli Center, 46th Floor – Round Tower, Tel-Aviv, Israel 67021; and if to Mr. Morris, addressed to: Mr. George P. Morris, 848 Foxhill Road, Chatham, MA 02633, with a copy to: Richard J. Chernesky, Esq., Chernesky, Heyman & Kress P.L.L., 10 Courthouse Plaza, S.W., Suite 1100, Dayton, OH 45402. Any party may change the address to which notices to such party are to be directed by giving written notice of such change to the other parties in the manner specified in this Section 14.

        (b)        Waiver. No failure or delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right.

        (c)        Amendment. Any amendment to this Agreement or any waiver of rights or any consent hereunder shall not be operative unless it is in writing and signed by the party sought to be charged.

        (d)        Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which shall constitute a single instrument.

        (e)        Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel, without giving effect to the principles of conflict of laws thereof.

        (f)        Effectiveness. THE VALIDITY AND EFFECTIVENESS OF THIS AGREEMENT IS SUBJECT TO THE APPROVAL OF ITS TERMS BY AREL’S AUDIT COMMITTEE, BOARD OF DIRECTORS AND SHAREHOLDERS TO THE EXTENT REQUIRED BY APPLICABLE LAW.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

_______________________________ GEORGE P. MORRIS	AREL COMMUNICATIONS & SOFTWARE LTD. By:____________________________ Title:_________________________